--------------------------------------------------------------------------------

                                                      --------------------------
                                                              OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER: 3235-0145
                                                      EXPIRES: DECEMBER 31, 2005
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE......11
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 13)*


                             BERKSHIRE BANCORP INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   084597-10-3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Emanuel J. Adler
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                  March 4, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

                               PAGE 1 OF 8 PAGES

CUSIP NO. 084597-10-3
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      MOSES MARX
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF         (7)   SOLE VOTING POWER
SHARES
BENEFICIALLY            3,557,693 (includes options to purchase 1,000 shares of
OWNED                   Common Stock)
BY EACH           --------------------------------------------------------------
REPORTING         (8)   SHARED VOTING POWER
PERSON WITH
                        -0-
                  --------------------------------------------------------------
                  (9)   SOLE DISPOSITIVE POWER

                        3,557,693 (includes options to purchase 1,000 shares of Common Stock)
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,557,693 (includes options to purchase 1,000 shares of Common Stock)
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |X|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.7%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               PAGE 2 OF 8 PAGES

CUSIP NO. 084597-10-3
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      MOMAR CORPORATION
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      MARYLAND
--------------------------------------------------------------------------------
NUMBER OF         (7)   SOLE VOTING POWER
SHARES
BENEFICIALLY            285,000
OWNED             --------------------------------------------------------------
BY EACH           (8)   SHARED VOTING POWER
REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  (9)   SOLE DISPOSITIVE POWER

                        285,000
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,000
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                               PAGE 3 OF 8 PAGES

CUSIP NO. 084597-10-3
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      TERUMAH FOUNDATION, INC.
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      WC, 00
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
NUMBER OF         (7)   SOLE VOTING POWER
SHARES
BENEFICIALLY            391,163
OWNED             --------------------------------------------------------------
BY EACH           (8)   SHARED VOTING POWER
REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  (9)   SOLE DISPOSITIVE POWER

                        391,163
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      391,163
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                               PAGE 4 OF 8 PAGES

Item 2.     Identity and Background.

            (a) This Amendment No. 13 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 12, inclusive (the "Schedule 13D"), of Moses Marx, an individual, and Momar Corporation, a Maryland corporation ("Momar"), with respect to the Common Stock, $.10 par value ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc. Except as amended hereby, there has been no change in the information contained in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar and Terumah Foundation, Inc., a New York not-for-profit corporation (the "Foundation"). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13d(d)(3) of the Exchange Act. Information regarding Mr. Marx and Momar in response to Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D. Set forth below is such information regarding the Foundation.

            (b) - (c)

            The Foundation is a New York not-for-profit corporation and a 501(c)(3) tax exempt organization. The principal business address of the Foundation is 160 Broadway, New York, NY 10038. Pursuant to Instruction C to Schedule 13D, the executive officers of the Foundation are Moses Marx - President, Dr. Joseph M. Fink - Treasurer, and Philippe Katz - Secretary; the "Key Directors" of the Foundation, as defined in the Foundation's by-laws, are Moses Marx and Marga Marx; and the "Directors" of the Foundation, as defined in the Foundation's by-laws, are Philippe Katz, Esther Katz, Dr. Joseph
            M. Fink and Eva Fink. By resolution dated March 4, 2005, the by-laws of the Foundation were amended so that each Key Director has three votes and each Director has one vote on the Foundation's Board of Directors. Mr. Marx, Mr. Katz and Dr. Fink are principally employed as private investors and their principal business address is 160 Broadway, New York, NY 10038. Mrs. Marx is principally employed as a college administrator. Mrs. Katz and Mrs. Fink are principally employed as homemakers. The principal business address of Mrs. Marx, Mrs. Katz and Mrs. Fink is c/o the Foundation, 160 Broadway, New York, NY 10038.

            (d) Neither the  Foundation  nor any other person  described in this
            Item 2 has, during the last five years, been convicted in a criminal proceeding.

            (e) Neither the  Foundation  nor any other person  described in this
            Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or other Consideration.

            The shares of Common Stock reported in Item 5 as beneficially owned by the Foundation were received by the Foundation as charitable donations or purchased in the open market.


                               PAGE 5 OF 8 PAGES

Item 4.     Purpose of the Transaction.

            The shares of Common Stock reported in Item 5 herein were acquired by the Foundation for investment purposes. The Foundation may acquire shares of Common Stock by donation or otherwise from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by it (to the extent it has dispositive power over such shares) at any time. The Foundation has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) - (b)

            According to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004, there were 6,748,675 shares of Common Stock outstanding on November 5, 2004.

            As of the date of this Amendment No. 13, Moses Marx beneficially owned 3,557,693 shares of Common Stock, representing 52.7% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 2,880,530 shares owned directly by Mr. Marx; (ii) 285,000 shares owned of record by Momar Corporation ("Momar"); (iii) 391,163 shares owned of record by the Foundation; and (iv) options to purchase 1,000 shares of Common Stock. With respect to the shares described in clauses (ii) and (iii), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being the only person (in the case of the Foundation, by voting together with his wife, Marga Marx, who together constitute six of the ten votes on the Foundation's Board for Directors) in a position to determine the investment and voting decisions of Momar and the Foundation, respectively, with respect to such shares.

            The foregoing does not include any of the 160,500 shares owned by Eva and Esther, L.P., of which Mr. Marx has an 80.5% limited partnership interest and of which Mr. Marx's daughters and their husbands are the general partners.

            (c) The Reporting Persons effected no transactions in the Shares during the last 60 days.

            (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

            (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            1. Agreement dated March 21, 2005, among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k).


                               PAGE 6 OF 8 PAGES

                                    SIGNATURE

            After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005


                                           /s/ Moses Marx
                                           -------------------------------------
                                           MOSES MARX

                                           MOMAR CORPORATION


                                           By: /s/ Moses Marx
                                               ---------------------------------
                                               Name:  Moses Marx
                                               Title: President

                                           TERUMAH FOUNDATION, INC.


                                           By: /s/ Philippe D. Katz
                                               ---------------------------------
                                               Name:  Philippe D. Katz
                                               Title: Secretary


                               PAGE 7 OF 8 PAGES

                                                                       Exhibit 1

      The undersigned hereby agree, pursuant to Rule 13d-1(k) to file a joint statement on Schedule 13D and amendments thereto pertaining to their shares of Common Stock of Berkshire Bancorp Inc.

      This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

      This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date: March 21, 2005


                                           /s/ Moses Marx
                                           -------------------------------------
                                           MOSES MARX

                                           MOMAR CORPORATION


                                           By: /s/ Moses Marx
                                               ---------------------------------
                                               Name:  Moses Marx
                                               Title: President

                                           TERUMAH FOUNDATION, INC.


                                           By: /s/ Philippe D. Katz
                                               ---------------------------------
                                               Name:  Philippe D. Katz
                                               Title: Secretary


                               PAGE 8 OF 8 PAGES